Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

NOVONIX Announces Results of Share Purchase Plan Offer

BRISBANE, AUSTRALIA, January 15, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, advises that the Share Purchase Plan (SPP) closed at 5:00pm on 10 January 2025.

NOVONIX received valid applications from eligible shareholders for 68.6 million fully paid ordinary shares in NOVONIX ("SPP Shares") to raise A$41.2 million (before costs) under the SPP. As a result, the SPP was heavily oversubscribed in excess of the A$5.0 million target initially announced by the Company.

The SPP was priced at A$0.60 per SPP Share, and eligible shareholders were given the opportunity to apply for up to A$30,000 worth of SPP Shares.

Given the strong support shown by eligible shareholders and in accordance with the terms of the SPP, NOVONIX has allowed a greater level of participation by eligible shareholders. The SPP size was increased by A$27.3 million above its original target of A$5.0 million, raising a total amount of A$32.3 million under the SPP (subject to scale-back, as described below).

NOVONIX will use the proceeds from the SPP to purchase, install, and commission additional equipment in the Company’s Riverside facility in Chattanooga, Tennessee. This equipment will be used to support the further qualification of products for the Company’s contracts with Panasonic, Stellantis, and PowerCo.

Admiral Robert Natter, NOVONIX Chairman said, “We were pleased to provide all of our eligible shareholders with the opportunity to participate in this offer. We received strong interest in the offer, allowing us to increase its size to A$32.3 million. We thank our shareholders for their ongoing support of NOVONIX and its future.”

SPP Further Details and Scale-Back Arrangements

The SPP was announced on 26 November 2024, in connection with:

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

•
a fully underwritten institutional placement of A$44.4 million to sophisticated investors ("Institutional Placement"); and
•
a placement of approximately A$7.7 million to NOVONIX's largest shareholder, Phillips 66 ("Conditional Placement").

NOVONIX successfully completed the Institutional Placement on 27 November 2024. The Conditional Placement is subject to shareholder approval that will be sought at an Extraordinary General Meeting to be held on Wednesday, 22 January 2025.

The issue price of A$0.60 per SPP Share is equivalent to the issue price paid by investors under the Institutional Placement and Conditional Placement launched by NOVONIX in conjunction with the SPP.

The SPP offer was made to approximately 30,453 eligible shareholders, with valid applications received from approximately 2,368 eligible shareholders for a total value of approximately A$41.2 million. Valid applications received represented a participation rate of approximately 7.8% of eligible shareholders, with an average application amount of approximately A$17,386.

The strong interest required a scaling back of valid applications that NOVONIX received under the SPP offer. The scale back was applied in two stages:

(1) eligible participants received an allocation to maintain their percentage holding in NOVONIX held prior to the announcement of the Institutional Placement, Conditional Placement and SPP (“Initial Allocation”);

(2) eligible participants received an allocation of 75% of their application received in excess of their Initial Allocation.

Approximately 53.9 million new SPP Shares will be issued on Thursday, 16 January 2025, representing approximately 8.7% of NOVONIX’s ordinary shares on issue.

Trading of the SPP Shares is expected to commence on the ASX on 17 January 2025. Holding statements will be dispatched to successful applications from 17 January 2025. Refunds for scaled back applications are expected to be made from 16 January 2025.

SPP Shares will rank equally with existing fully paid NVX shares from their date of issue.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Forward-looking statements
This announcement contains certain "forward-looking statements" that are based on management's belief, assumptions, opinions and expectations and on information currently available to management and speak only as of the date of this announcement. All statements other than statements of historical facts included in this announcement, including statements regarding NOVONIX’s forecasts, business strategy, plans and objectives, are forward-looking statements. These statements can generally be identified by the use of forward-looking words, such as "expect", "anticipate", "likely", "intend", "should", "could", "may", "predict", "plan", "propose", "will", "believe", "forecast", "estimate", or "target". Such statements may be based on underlying assumptions (which could prove incorrect or may be subject to change) and are subject to the risks disclosed in the Investor Presentation lodged with ASX on 26 November 2024, many of which are outside the control of NOVONIX and are not reliably predictable, which could cause actual results to differ materially, in terms of quantum and timing, from those described in this announcement. You are strongly cautioned not to place undue reliance on forward-looking statements.

Not for distribution or release in the United States
This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be,

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com